December 5, 2014

BY EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2014 Filed June 26, 2014 File No. 1-06439

Dear Ms. Blye:

On behalf of our client Sony Corporation (together with its consolidated subsidiaries referred to as “Sony” or “Sony Group”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in its letter dated November 5, 2014, on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014.

As requested by the Staff, we include as Annex I a letter from the Senior Legal Counsel, Sony Group, which sets forth the requested acknowledgments with respect to filings made by Sony Corporation.

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Form 20-F for the Fiscal year Ended March 31, 2014

General

1.	You told us in your letter dated June 3, 2011 that you were engaged in business in Sudan and Syria. Also, we note from your website that your products and/or services continue to be sold in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about any contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response: Sony notes the Staff’s comment and respectfully informs the Staff that Sony has no subsidiaries or affiliates in Sudan or Syria, and products of Sony’s consumer-use products business, game products business and pictures (including motion pictures and television) business are resold by third parties in Sudan and Syria. Please see the response to Comment 3 below for country-specific descriptions of Sony’s business with each of Sudan and Syria.

2.	You told us in your June 2011 letter that the products and services you had provided and expected to provide into Sudan and Syria were intended for non-military applications. Please tell us whether that remains the case and whether, to the best of your knowledge, understanding and belief, any of the products or services you have provided since your 2011 letter or intend to provide, directly or indirectly, into Sudan or Syria have military uses. Please also describe any military uses of which you are aware and tell us whether, to the best of your knowledge, understanding and belief, the products or services have been put to military uses by Sudan and/or Syria.

Response: Sony notes the Staff’s comment and respectfully informs the Staff that the products and services that Sony has provided, provides and expects to provide to Sudan and/or Syria are intended for non-military applications. To the best of Sony’s knowledge, understanding and belief, those products or services have not been put to military uses by Sudan and/or Syria.

3.	Please discuss the materiality of your contacts with Sudan and Syria described in response to the comments above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment

Ms. Cecilia Blye, p. 3

decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: Sony notes the Staff’s comment and respectfully informs the Staff that Sony does not consider its interests in and dealings with Sudan and Syria, either individually or in the aggregate, to constitute a material investment risk for its security holders, notwithstanding the fact that Sudan and Syria are included in the U.S. Department of State’s list of state sponsors of terrorism. Sony has considered both quantitative and qualitative factors in reaching this conclusion.

Quantitative Considerations:

As stated above in response to Comment 1, products of Sony’s consumer-use products business, game products business and pictures (including motion pictures and television) business are resold by third parties in Sudan and Syria, as well as in many other countries. Relative to the size of Sony, however, its contacts over the periods covered by the Form 20-F with each of these two countries were not material to Sony’s overall operations. Sony actively employs systems and procedures designed to remain in compliance with applicable export control regulations, including those of the United States and Japan.

The following table shows certain data for Sony for the fiscal years ended March 31, 2012, 2013 and 2014 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2015):

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Fiscal year ended March 31, 2012

	Sales and Operating Revenue	Property, Plant and Equipment, Net*	Liabilities
	(in millions of U.S.$, except percentages)(1)
Sudan	0.4	0.0	0.0
Syria	54.6	0.0	0.0
Sony Group	82,190.9	11,297.1	130,876.7
Sudan and Syria combined, as a percentage of Sony Group	0.07%	0.00%	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 79.00 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 82.41 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).
*	Sony has presented property, plant and equipment, net in response to the Staff’s question, which is consistent with Sony’s geographic segment disclosure in its Form 20-F (see p. F-100).

Fiscal year ended March 31, 2013

	Sales and Operating Revenue	Property, Plant and Equipment, Net	Liabilities
	(in millions of U.S.$, except percentages)(1)
Sudan	0.4	0.0	0.0
Syria	3.2	0.0	0.0
Sony Group	81,913.0	9,149.9	122,515.2
Sudan and Syria combined, as a percentage of Sony Group	0.00%	0.00%	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 82.96 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 94.16 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).

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Fiscal year ended March 31, 2014

	Sales and Operating Revenue	Property, Plant and Equipment, Net	Liabilities
	(in millions of U.S.$, except percentages) (1)
Sudan	0.8	0.0	0.0
Syria	0.5	0.0	0.0
Sony Group	77,556.3	7,283.1	121,834.0
Sudan and Syria combined, as a percentage of Sony Group	0.00%	0.00%	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 100.15 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 102.98 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).

First six months of fiscal year ending March 31, 2015 (unaudited)

	Sales and Operating Revenue	Property, Plant and Equipment, Net	Liabilities
	(in millions of U.S.$, except percentages)(1)
Sudan	0.1	Not available(2)	0.0
Syria	0.6	Not available(2)	0.0
Sony Group	36,013.1	6,862.9	116,268.1
Sudan and Syria combined, as a percentage of Sony Group	0.00%	Not available(2)	0.00%
(1)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 103.06 yen/1 U.S. dollar for sales and operating revenue; period-end rate of 109.45 yen/1 U.S. dollar for property, plant and equipment, net and liabilities).

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(2) Six-month period information about property, plant and equipment, net by geographic area is not currently available, since we gather and disclose such geographic information at the fiscal year-end.

Sony’s conclusion that its contacts with Sudan and Syria do not constitute a material part of its operations is also illustrated by information on page F-100 of the Form 20-F, where Sony disclosed its consolidated sales and operating revenue (“Sales”) and property, plant and equipment, net by geographic areas. Sudan and Syria are included in the information provided in the “Other” category in such geographic information. Results from Sudan and Syria individually and collectively do not contribute materially to Sales in the “Other” category, nor do Sudan and Syria individually or collectively account for a material proportion of property, plant and equipment, net in such category.

The following table shows certain data for the fiscal years ended March 31, 2012, 2013 and 2014 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2015) in the “Other” Category:

Fiscal year ended March 31, 2012

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	11.96%	1.80%
Sudan and Syria combined portion of “Other” area	0.56%	0.00%
Sudan and Syria combined portion of Sony Group total	0.07%	0.00%

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Fiscal year ended March 31, 2013

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	13.23%	0.21%
Sudan and Syria combined portion of “Other” area	0.03%	0.00%
Sudan and Syria combined portion of Sony Group total	0.00%	0.00%

Fiscal year ended March 31, 2014

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	12.60%	0.21%
Sudan and Syria combined portion of “Other” area	0.01%	0.00%
Sudan and Syria combined portion of Sony Group total	0.00%	0.00%

Ms. Cecilia Blye, p. 8

First six months of fiscal year ending March 31, 2015 (unaudited)

	Sales and Operating Revenue	Property, Plant and Equipment, Net
“Other” area portion of Sony Group total	11.64%	Not available(1)
Sudan and Syria combined portion of “Other” area	0.02%	Not available(1)
Sudan and Syria combined portion of Sony Group total	0.00%	Not available(1)
(1)	Six-month period information about property, plant and equipment, net by geographic area is not currently available, since we gather and disclose such geographic information at the fiscal year-end.

Sony’s current contacts with Sudan and Syria are divided among three main business units: consumer-use products; game products; and pictures (including motion pictures and television). For Sudan and Syria, Sony continues to sell consumer-use products and game products through Dubai-based traders and to provide a small quantity of spare parts for those products through third-party service providers. Sony’s sales of the products through Dubai-based traders for Sudan and Syria were included in “Sales and Operating Revenue” of the above table. The information on Sony’s website relates to showroom and/or after-sales service centers owned by third parties in Sudan and Syria, and Sony has no direct or indirect financial association with such showrooms and after-sales service centers. Also, Sony distributes products for its motion picture business through third-party sub-distributors in Syria (i.e., instead of distributing directly to theaters or retailers, Sony licenses to sub-distributors who sublicense to theaters or retailers). Sony also licenses (1) the right to exhibit programming to pan-regional television channels that are not based in Syria or Sudan but whose satellite or broadcast footprint includes Syria or Sudan and (2) the right to distribute pan-regional television channels it owns to distribution platforms that are not based in Syria or Sudan but whose footprint includes Sudan. It does not, however, license such rights directly into either of these countries. Sony does not conduct its professional-use product business or music business in Sudan or Syria either directly or indirectly. Descriptions of Sony’s contacts with each of Sudan and Syria, including quantitative analysis, are as follows:

Sudan

Current Operations:

Consumer-Use Products: Sony stopped selling consumer-use products in Sudan through Sudan-based distributors in the fiscal year ended March 31, 2012, though Sony

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continues to provide a small quantity of spare parts for those products in Sudan through third-party service providers. Also, Sony continues to sell those products to Dubai-based traders who re-sell products in Sudan. The consumer-use products currently being sold by these traders in Sudan in this way include LCD televisions, home video products, home theater systems, car audio and other audio products, digital imaging products, and recording media products.

Professional-Use Products: Sony no longer has sales of professional-use products in Sudan. All sales, including the indirect supply of spare parts, to the state-owned Sudanese Radio & Television Corporation were made prior to the fiscal year ended March 31, 2012.

Game Products: Sony stopped selling PlayStation® hardware, software, and peripheral products in Sudan through Sudan-based distributors in the fiscal year ended March 31, 2012, though Sony continues to provide a small amount of spare parts for those products in Sudan through third-party service providers. Sony continues to sell those products to Dubai-based traders who re-sell products in Sudan.

Pictures: Sony does not distribute or license home entertainment products in Sudan. Sony has no licensing activity for theatrical distribution in Sudan. Sony has licensed the right to exhibit programming to at least three pan-African television channels that are not based in Sudan, but include Sudan within their satellite or broadcast footprint. No sales or revenues are received directly from Sudan by Sony for program distribution through its pan-regional licensing arrangements. Two Hindi-language television channels (the “Hindi Channels”) of which Sony is a majority owner and one other television channel that is wholly-owned by Sony are distributed on a pan-African distribution platform that is not based in Sudan, but which includes Sudan within its footprint. The Hindi Channels are also distributed on a pan-Middle Eastern and North African distribution platform that is not based in Sudan, but includes Sudan within its footprint. No sales or revenues are received directly from Sudan by Sony for such arrangements.

Music: Sony does not conduct its music business in Sudan.

Past and Anticipated Operations: Aggregate revenues derived from contacts with Sudan were rounded to 0.00%, 0.00%, 0.00% and 0.00% of Sony’s total revenues for the fiscal years ended March 31, 2012, 2013 and 2014 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2015), respectively. The assets and liabilities relating to these contacts are also immaterial. Sony therefore believes that quantitative disclosures relating to its contacts with Sudan would not significantly alter the “total mix” of information available to the marketplace regarding its business operations. In addition, Sony’s management believes that its forecast for the fiscal year ending March 31, 2015 does not contemplate results rising to a level such that its contacts with Sudan would represent a material contribution to the operations of the Sony Group as a whole.

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Direct and indirect contacts with the government of Sudan and entities controlled by the government of Sudan: Sony has no direct or, to its knowledge, indirect dealings with the government of Sudan or entities controlled by the government of Sudan.

Syria

Current Operations:

Consumer-Use Products: Sony stopped selling consumer-use products in Syria through Syria-based distributors in the fiscal year ended March 31, 2014, though Sony continues to provide a small quantity of spare parts for those products in Syria through third-party service providers. Sony continues to sell consumer-use products to Dubai-based traders who re-sell in Syria. The consumer-use products currently being sold by these traders in Syria in this way include LCD televisions, home video products, home theater systems, car audio and other audio products, digital imaging products, and recording media products.

Professional-Use Products: Sony stopped selling professional-use products in Syria through Syria-based distributors in the fiscal year ended March 31, 2012. Thereafter, Sony has had no sales of professional-use products, including sales to the state-owned General Organization for Radio-Television Arab Syria (“Syria TV”), in Syria either directly or through distributors or dealers. The professional-use products that were sold in Syria in the fiscal year ended March 31, 2012 include cameras, monitors, video tape recorders, projectors and medical equipment.

Game Products: Sony stopped selling PlayStation® hardware, software, and peripheral products in Syria through Syria-based distributors in the fiscal year ended March 31, 2014, though Sony continues to provide a small quantity of spare parts for those products in Syria through third-party service providers. Sony continues to sell those products to Dubai-based traders who re-sell in Syria.

Pictures: Sony has a home entertainment distribution agreement that covers the region that includes Syria, Bahrain, Egypt, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, and the United Arab Emirates. Sony does not receive royalty data by country. Therefore, Sony is unable to determine the amount, if any, of sales made by the licensee in Syria. Sony licenses motion pictures to theaters in Syria through a sub-distributor located in Lebanon. Sony has licensed the right to exhibit programming to at least two pan-African television channels and one pan-Middle Eastern television channel, none of which are based in Syria but which include Syria within their respective satellite or broadcast footprints. No sales or revenues are received directly from Syria by Sony for program distribution in its pan-regional licensing arrangements.

Music: Sony does not conduct its music business in Syria.

Past and Anticipated Operations: Aggregate revenues derived from contacts with Syria were 0.07%, 0.00%, 0.00% and 0.00% of Sony’s total revenues for the fiscal years

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ended March 31, 2012, 2013 and 2014 and the subsequent interim period (the unaudited consolidated financial statements for the first six months of the fiscal year ending March 31, 2015), respectively. The assets and liabilities relating to these contacts are also immaterial. Sony therefore believes that quantitative disclosures relating to its contacts with Syria would not significantly alter the “total mix” of information available to the marketplace regarding its business operations. In addition, Sony’s management believes that its forecast for the fiscal year ending March 31, 2015 does not contemplate results rising to a level such that its contacts with Syria would represent a material contribution to the operations of the Sony Group as a whole.

Direct and indirect contacts with the government of Syria and entities controlled by the government of Syria: Sony has no direct or, to its knowledge, indirect dealings with the government of Syria or entities controlled by the government of Syria after March 31, 2012.

Qualitative Considerations:

Sony understands that additional disclosures might be required if its operations in Sudan and Syria were material based on a consideration of qualitative factors. The Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 99 requires an analysis of all of the circumstances surrounding Sony’s operations in these countries before a final determination may be made regarding their materiality. Sony’s revenues are derived primarily from sales of consumer-use products and services related thereto. The products and services that Sony has provided, provides and expects to provide to Sudan and Syria are intended for non-military applications. In addition, Sony has never indicated to the market that sales in these countries, whether considered individually or in the aggregate, would be particularly important in the future. In general, disclosure of sales figures on a country basis is made only for the largest countries, which would not include either of the countries at issue here. These circumstances suggest that there is nothing significant regarding Sony’s contacts with Sudan and Syria that would require disclosure in Sony’s SEC filings.

Upon consideration of qualitative factors, including principally the impact of its contacts with Sudan and Syria on its share value and reputation, Sony does not believe that those contacts pose a material investment risk for its security holders. As noted above, Sony’s combined sales for these countries represented 0.00% of Sony Group’s global sales for the fiscal year ended March 31, 2014. Sony believes that this figure would lead actual or potential investors to view its contacts with these countries as immaterial to the Sony Group. Sony’s ongoing monitoring of investor opinion, including the sentiments to which the Staff referred in Comment 3, does not lead it to believe that its limited sales of consumer-use goods for Sudan and Syria would materially affect its reputation. As part of this ongoing monitoring, if Sony believed such sales, or any other transactions or activities, would hurt its reputation, it would evaluate the situation and take appropriate action in light of the circumstances.

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Sony believes that any shareholder or potential new investor who would take issue with the contacts with Sudan and Syria would do so out of concern for contacts Sony may have with the governments or entities controlled by the governments of Sudan and Syria. However, Sony’s contacts with Sudan and Syria consist of consumer-use product sales, unrelated to the governments of Sudan and Syria.

Sony respects and appreciates that certain states and universities have proposed or adopted policies that restrict investment in companies that have operations in Sudan and Syria and other countries. Sony believes that, on the basis of the established materiality definition under U.S. securities laws, it has disclosure obligations towards the “reasonable investor” and not towards any particular investor based on such investor’s geopolitical outlook or other special interests. While certain of Sony’s investors may disapprove of its contacts with Syria and Sudan, still others may disapprove of its operations in other countries that they view as undemocratic, and yet still others may disapprove of its operations in countries whose political regimes they dislike for other personal reasons. Sony respectfully submits that none of these individual considerations necessarily goes to the position of the “reasonable investor.” Sony further notes that it has disclosed, on its website, certain information on its contacts with Sudan and Syria. Sony has therefore already provided the marketplace with sufficient information to meet the needs of those investors that would base their investment decision on the existence of sales for Sudan and Syria. Based on the facts described above, Sony respectfully submits that no additional disclosure regarding these contacts is necessary or appropriate at this time. As discussed above, Sony considers its contacts with Sudan and Syria to be immaterial from quantitative, qualitative, investment risk and reputational perspectives.

Sony respectfully submits that providing products or services directly or indirectly in Sudan and Syria is not uncommon among many of its peer competitors in several of its fields of business, and likely represents the norm rather than the exception for that group of peers, insofar as non-U.S. companies are concerned.

Sony believes that, with regard to Sudan and Syria, its compliance systems are sufficient to make remote the risks of a violation of U.S. or Japanese economic sanctions or export control laws that would create a material investment risk for its security holders. To the best of Sony’s knowledge, its U.S. subsidiaries and employees who are U.S. nationals or permanent resident aliens are not involved in any of its contacts with Sudan and Syria, and Sony does not export or re-export goods, technology or services from the United States to Sudan and Syria or vice versa. Sony therefore does not consider the legal requirements associated with operating in Sudan and Syria to present a risk that calls for additional disclosure.

In summary, notwithstanding that Sudan and Syria have been identified as state sponsors of terrorism by the U.S. Department of State and are, to varying degrees, subject to economic sanctions administered by OFAC, Sony does not believe that its

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contacts with those two countries constitute a material investment risk for its security holders, taking both quantitative and qualitative factors into account.

If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2286.

Very truly yours, /s/ Adam E. Fleisher Adam E. Fleisher

cc:	Mr. Kenichiro Yoshida, Executive Vice President and Chief Financial Officer
Sony Corporation

Ms. Nicole Seligman, President, Sony Corporation of America;

President, Sony Entertainment, Inc.; Senior Legal Counsel, Sony Group

Mr. Larry Spirgel, Assistant Director

Mr. Pradip Bhaumik, Special Counsel

Division of Corporation Finance, Securities and Exchange Commission

[Sony Letterhead]

Annex I

December 5, 2014

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street N.E.

Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2014 Filed June 26, 2014 File No. 1-06439

Dear Ms. Blye:

Reference is made to your letter to Sony Corporation (the “Company”) dated November 5, 2014. As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Nicole Seligman

Nicole Seligman

Senior Legal Counsel

cc:	Mr. Kenichiro Yoshida, Executive Vice President and Chief Financial Officer
Sony Corporation

Mr. Larry Spirgel, Assistant Director

Mr. Pradip Bhaumik, Special Counsel

Division of Corporation Finance, Securities and Exchange Commission